SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Intelligroup, Inc.
(Name of Subject Company (Issuer))
NTT DATA CORPORATION
Mobius Subsidiary Corporation
(Name of Filing Persons (Offerors))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
212-468-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$203,714,440.05	$14,524.84

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 43,809,557 shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), at a purchase price of $4.65 per share. Such number of shares consists of (i) 41,252,888 Shares issued and outstanding as of June 3, 2010, and (ii) 2,556,669 Shares that are issuable under options.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by .00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,524.84	Filing Party: NTT DATA CORPORATION

Form or Registration No.: Schedule TO	Date Filed: June 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on June 24, 2010 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on July 1, 2010 (“Amendment No. 2”), by Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”) and an indirect wholly owned subsidiary of NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), relating to the offer by Purchaser to purchase all issued and outstanding shares of the common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), at a price of $4.65 per Share, net to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 3 is being filed on behalf of Parent and Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, and is supplemented by the information specifically provided herein.

Item 11.	Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text after the last paragraph of Section 17—“Legal Proceedings” of the Offer to Purchase:
     “On July 6, 2010, the terms of a memorandum of understanding (the “MOU”) concerning the previously-disclosed complaints filed against the Company on June 17, 2010 and June 23, 2010 (the “Complaints”) were agreed to by the Company, each member of the Company’s board of directors, Parent and Purchaser (collectively, “Defendants”) and each of the plaintiffs party to such litigation (collectively, “Plaintiffs” and, together with Defendants, the “Parties”), by their attorneys. While the Defendants deny the allegations made in such Complaints, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely closing of the Offer and the Merger. The MOU, which is filed as an exhibit to the Schedule TO, describes the terms that the Parties agree to include in the final settlement agreement concerning the Complaints (the “Settlement Agreement”), subject to confirmatory discovery by the Plaintiffs, and describes the actions that the Parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.
     The MOU, among other things, provides that the Company will amend its Solicitation/Recommendation Statement on Schedule 14D-9 to include the supplemental disclosures contained in Exhibit A to the MOU. The MOU also provides that the Settlement Agreement will include an injunction against proceedings in connection with the Complaints and any additional complaints concerning claims that will be covered by the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release on behalf of the Plaintiffs, along with other members of the class of the Company’s shareholders certified for purposes of the Settlement Agreement, in favor of the Defendants and their related parties from any claims that arose or are related to the Offer and the Merger. The Defendants have agreed to pay the Plaintiff’s attorneys fees and expenses as are awarded by the court, subject to court approval of the Settlement Agreement and the consummation of the Offer.”

Item 12.	Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(5)(D) Memorandum of Understanding dated July 6, 2010.
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2010	NTT DATA CORPORATION
	By:	/s/ Kazuhiro Nishihata
		Name:	Kazuhiro Nishihata
		Title:	Senior Vice President

MOBIUS SUBSIDIARY CORPORATION
	By:	/s/ Koji Miyajima
		Name:	Koji Miyajima
		Title:	President & CEO

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated as of June 21, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Joint Press Release issued by Parent and the Company on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).*
(a)(1)(G)	Press Release issued by Parent in Japan on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).*
(a)(1)(H)	Summary Advertisement as published on June 21, 2010.*
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(5)(A)	Complaint filed on June 17, 2010 in the Superior Court of New Jersey, Mercer County, Chancery Division.*
(a)(5)(B)	Complaint filed on June 23, 2010 in the Superior Court of New Jersey, Middlesex County, Chancery Division.*
(a)(5)(C)	Joint Press Release issued by Parent and Company on July 1, 2010.*
(a)(5)(D)	Memorandum of Understanding dated July 6, 2010.
(d)(1)
Agreement and Plan of Merger, dated as of June 14, 2010, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).*

(d)(2)
Shareholders’ Agreement dated as of June 14, 2010, among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).*

(d)(3)	Letter Agreement dated as of December 24, 2009, by and between Parent and the Company.*
(d)(4)
Employment Agreement dated as of June 14, 2010 by and between the Company and Vikram Gulati (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).*

*Previously filed with Schedule TO.